Exhibit (a)(1)(H)

Release January 2, 2015	Contact:
For Immediate Release	Richard Latour CEO
Tel: 781-994-4800

- MicroFinancial Incorporated Announces Cash Dividend -

Burlington, MA— January 2, 2015 — MicroFinancial Incorporated (Nasdaq: MFI) announced today that its Board of Directors declared a cash dividend of $0.08 per common share payable on January 15, 2015, to holders of record of MFI common stock at the close of business on January 12, 2015 (the “record date”).

The pending tender offer for shares of MFI common stock by affiliates of Fortress Investment Group LLC will not affect shareholders’ right to receive the dividend.  Tendered shares will not be accepted before January 21, 2015, so holders of shares as of the record date will be entitled to receive the dividend on shares that are tendered in the tender offer, whether tendered before or after the record date.

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of MFI’s common stock. The solicitation and the offer to buy shares of MFI’s common stock is being made pursuant to an offer to purchase and related materials that affiliates of Fortress Investment Group LLC have filed with the Securities and Exchange Commission. Affiliates of Fortress Investment Group LLC have also filed a tender offer statement on Schedule TO, as amended, with the Securities and Exchange Commission in connection with the commencement of the offer, and MFI has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by the affiliates of Fortress Investment Group LLC or MFI with the Securities and Exchange Commission) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov or from MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.

About MicroFinancial

MicroFinancial Inc. (Nasdaq:MFI), is a financial intermediary specializing in microticket leasing and financing. MicroFinancial has been operating since 1986, and is headquartered in Burlington, Massachusetts.

Statements in this release that are not historical facts are forward-looking statements. The Company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Readers should not place undue reliance on forward-looking statements, which reflect the management’s view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. For a more complete description of the prominent risks and uncertainties inherent in the Company’s business or with respect to the tender offer, see the risk factors described in documents the Company files from time to time with the Securities and Exchange Commission.